Exhibit 99.9

For Third Consecutive Year, NICE inContact Again Recognized as a
Leader in Gartner Magic Quadrant for Contact Center as a Service, North America

SALT LAKE CITY – October 23, 2017 – NICE inContact (NASDAQ: NICE), the provider of the world's No. 1 cloud customer experience platform, CXone, today announced that Gartner, the world's leading information technology research and advisory company, recognizes NICE inContact as a Leader in its 2017 Magic Quadrant for Contact Center as a Service, North America report. NICE inContact has been named a Leader every year since this Magic Quadrant's inception in 2015.

Gartner's Magic Quadrant evaluates Contact Center as a Service (CCaaS) providers within the cloud contact center service solutions industry. This Magic Quadrant provides the following definition for its Leaders: "Given that the CCaaS market in North America is still maturing, Leaders can best be described as those suppliers with a strong multichannel product and service capability that have already amassed a large installed base of both large and small customers. Leaders also benefit from being able to support varying levels of deployment complexity, including multichannel deployments and integration to a variety of third-party systems."

"We are honored to be named a leader for a third year in a row," said Paul Jarman, CEO at NICE inContact. "We believe this demonstrates NICE inContact's proven customer successes at scale, helping organizations to be first in their industry by powering exceptional customer and employee experiences with NICE inContact CXone."

Jarman added, "NICE inContact is proud of the successful execution of our vision with CXone: to be the first and only platform unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence – all built on an Open Cloud Foundation." NICE is the only company named a leader in both the Magic Quadrant for Contact Center as a Service, North America and the Magic Quadrant for Workforce Engagement Management.

NICE inContact CXone empowers customer service teams to move faster and work smarter by equipping contact centers with the unified tools and insights they need to win every interaction across the customer journey. CXone delivers one unified experience, on one cloud native platform, protecting existing investments along one proven path to the cloud, all from one industry leader – NICE inContact.

To read the full Gartner report click here.

Gartner, Magic Quadrant for Contact Center as a Service, North America, Drew Kraus, Steve Blood, Daniel O'Connell, and Simon Harrison 18 October 2017

Gartner, Magic Quadrant for Workforce Engagement Management, Jim Davies and Drew Kraus, 19 January 2017

About the Magic Quadrant
The Magic Quadrant for Contact Center as a Service evaluates vendors based on completeness of vision and ability to execute, and includes a summary of each vendor, as well as an assessment of each vendor's strengths and weaknesses.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world's No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact's solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact's DEVone developer program is the industry's largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. www.niceincontact.com

NICE inContact is recognized as a market leader by IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE (Nasdaq:NICE), the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.